

February 7, 2014

Via E-mail
Stephen S. Trevor
Chief Executive Officer
Boulevard Acquisition Corp.
399 Park Avenue, 6th Floor
New York, NY 10022

> **Re:** **Boulevard Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 31, 2014**
> **File No. 333-193320**

Dear Mr. Trevor:

We have reviewed your responses to the comments in our letter dated January 29, 2013 and have the following additional comments.

<u>Summary, page 1</u>

1. We note your responses to our prior comments 1 and 5. As discussed on page 68, please clarify the summary to clearly disclose that you may pursue an acquisition opportunity in any business industry or sector. Additionally, please revise the disclosure on page 1 to explain what you mean with the statement that you intend to focus your search on businesses that may provide "opportunities for risk-adjusted equity returns."

2. We note your response to our prior comment 2 and reissue in part. As disclosed on page 2, it appears that your business will rely solely on the prior experience of Mr. Trevor, please revise to disclose this, if true. As applicable, also clarify that your other officers do not have similar acquisition transaction experiences and will not be involved in selecting an acquisition target.

<u>Our Investment Process, page 5</u>

3. Please reconcile your revised disclosure that "neither we nor our executive officers have any existing obligations (contractual or otherwise) to prioritize, allocate or first offer business combination opportunities appropriate for us to any Avenue affiliated entities" with the disclosure in the prior paragraph that "if any of our officers or directors becomes aware of an acquisition opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such acquisition opportunity to such entity, and only present it to us if such entity rejects the opportunity."

Conflicts of Interest, page 97

4. We note your response to our prior comment 6 and reissue. While your response acknowledges that neither your company nor its executive officers have any existing obligations to prioritize, allocate or first offer business combination opportunities to any Avenue affiliated entities, in light of the fact that your executive officers may have conflicts beyond Avenue, please revise to provide the applicable disclosures in response to our prior comment 6. Additionally, your disclosure on page 97 that each of your "executive officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is required to present acquisition opportunities to such entity" appears to contradict your response. Please revise your disclosure to provide a list of entities for which a conflict of interest may or does exist concerning each officer and company, and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities relative to your company.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:     Via E-mail
        Joseph A. Herz, Esq.
        Greenberg Traurig, LLP